UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31814 / September 9, 2015

In the Matter of

FEG ABSOLUTE ACCESS TEI FUND LLC
FEG ABSOLUTE ACCESS FUND LLC
FEG INVESTORS, LLC

201 East Fifth Street, Suite 1600
Cincinnati, OH 45202

(812-14352)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT, AND
PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

FEG Absolute Access TEI Fund LLC, FEG Absolute Access Fund LLC, and FEG Investors,
LLC filed an application on August 22, 2014, and amendments to the application on January 9,
2015, and June 26, 2015, requesting an order under section 6(c) of the Investment Company Act
of 1940 ("Act") granting an exemption from sections 18(c) and 18(i) of the Act, and pursuant to
section 17(d) of the Act and rule 17d-1 under the Act. The order permits certain registered
closed-end management investment companies to issue multiple classes of limited liability
company units with sales loads and/or asset-based distribution and/or service fees and contingent
deferred sales loads.

On August 13, 2015, a notice of the filing of the application was issued (Investment Company
Act Release No. 31758). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the participation of the investment company in the proposed arrangement
is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different
from or less advantageous than that of other participants.

Accordingly, in the matter of FEG Absolute Access TEI Fund LLC, et al. (File No. 812-14352),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary